POSCO holds a 23.7% interest and POSCO Engineering & Construction Co., Ltd., a consolidated subsidiary of POSCO, holds a 9.3% interest in Sungjin Geotec Co., Ltd. (“Sungjin Geotec”), a manufacturer of specialized equipment used in the power and energy industries, which interests were acquired in May 2010. POSCO prepares its annual financial statements pursuant to the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and Sungjin Geotec is not a consolidated subsidiary of POSCO under IFRS. In recent years, Sungjin Geotec entered into contracts with various suppliers to supply equipment to be used for the development of natural gas fields in Iran, including natural gas fields located in South Pars that is led by Pars Oil and Gas Company, a subsidiary of National Iranian Oil Company.

Upon completion of POSCO’s recent internal inquiry into the scope of Sungjin Geotec’s activities related to Iran, POSCO has discovered that Sungjin Geotec’s activities included transactions in which third parties were involved that on-sold Sungjin Geotec’s equipment to be used for the development of natural gas fields in Iran. Sungjin Geotec’s revenues from sales of such equipment (including such indirect sales) were approximately Won 4.9 billion in 2010, Won 239.9 billion in 2011 and decreased substantially to date in 2012. There can be no assurance that Sungjin Geotec’s Iran-related activities do not constitute sanctionable activities under the U.S. laws. Sungjin Geotec has completed or terminated all of its remaining outstanding supply contracts to sell equipment for the development of natural gas fields in Iran, and it does not plan to engage in any sale of equipment in Iran related to the country’s development of petroleum resources in the future.

POSCO and its subsidiaries also engage in limited business activities and investments relating to entities and individuals that are the subject of sanctions by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“Sanctions Targets”), including those in Iran, Syria and Sudan. POSCO produces and sells, typically through its sales subsidiaries, steel products to Sanctions Targets, including automotive steel sheets and other steel materials to Iranian entities. POSCO’s subsidiaries, particularly Daewoo International Co., Ltd., also engage in ordinary course of business activities and investments relating to Sanctions Targets. The activities and investments of POSCO and its subsidiaries in Iran, Syria and Sudan accounted for approximately 1.7% of POSCO’s consolidated revenues in 2010, 3.4% in 2011 and decreased substantially to date in 2012.